Filed by: Impax Laboratories, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: Impax Laboratories, Inc.
Commission File No.: 001-34263

This filing relates to the proposed transaction between Impax Laboratories, Inc. (“Impax”) and Amneal Pharmaceuticals LLC (“Amneal”) pursuant to the Business Combination Agreement dated as of October 17, 2017 by and among Impax, Amneal, Atlas Holdings, Inc. and K2 Merger Sub Corporation.

The following is a copy of FAQs regarding the proposed transaction that was distributed to Impax employees on October 19, 2017.

Amneal + Impax Frequently Asked Questions

On October 17, 2017, Amneal and Impax announced that they have entered into a business combination agreement. The combination is subject to the approval of Impax shareholders as well as customary regulatory approvals. We anticipate the transaction will close in the first half of 2018. Until then, it is business-as-usual with both Amneal and Impax operating as separate companies and competitors; it is important that we focus on continuing to make Impax successful.

We know colleagues have many questions about this combination and how it may impact them. We have been compiling a list of questions to help provide additional information. Answers to the most common concerns are noted below. Please continue to send your questions to CorpComm@impaxlabs.com. We will continue to update this document on iNET.

People Questions

How will the combined company determine new leadership and functional organization structures? Will my manager change?

The nearly 6,500 people currently at Amneal and Impax are key assets to the combination. Among the many valuable characteristics of the combination is how well the two organizations complement each other. In the coming weeks, we will announce the formation of a pre-integration planning team. This team will be staffed by functional leaders from Amneal and Impax and be tasked with working together to design the leadership and organization structures for the combined company after the closing. As certain

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leadership and organization structures are determined, we will announce them to all colleagues. However, from now through closing, it is business as usual and we will continue to operate as separate companies. The announcement does not impact current reporting structures or managers at Impax.

Between now and closing, will there be reductions in force (RIFs) as a result of the Amneal and Impax combination announcement?

Until the proposed transaction is completed, we are required to continue to operate our business as a separate company, which means continuing to make decisions in the best interest of Impax. As such, there are currently no plans to conduct reductions in force solely as a result of the Amneal and Impax business combination announcement.

Is there a hiring freeze?

Between now and closing, we can continue to make hires, as necessary, to support our business. Please, however, consult with your Human Resources Business Partner and Talent Acquisition in seeking to replace or post a new position, extend an offer or make any other hiring decisions.

Total Rewards Questions

How will salary, bonus, holiday schedules and other benefits be affected by this combination?

Until the closing of the proposed transaction, the Amneal and Impax announcement will not impact current Impax salary, bonus or holiday/pay schedules. We may, of course, make changes to our health and welfare benefit plans that are unrelated to the potential transaction. Any such changes to those programs will be communicated during the Open Enrollment Period. Between now and closing, pre-integration planning teams will evaluate the salary and bonus structure, holiday schedules and benefits programs of both companies to make suggestions on a go-forward benefits program for the combined company. Any details or changes to salary, holiday schedules or benefits will be communicated when determined.

Sites, Facilities and Location Questions

The Amneal and Impax announcement mentioned that the combined company will have headquarters in Bridgewater, NJ. Will this be the Amneal or Impax office? And what does the decision mean for the current Hayward headquarters designation?

The combined company is currently expected to have headquarters in Bridgewater, NJ. At this time, no final decisions have been made regarding the actual Bridgewater location and what corporate support functions would be located in the combined company’s Bridgewater headquarters. As decisions are made, we will share more details. Between now and closing, it will continue to be business as usual, with Impax’s Hayward, CA location remaining as company headquarters and all existing CA, NJ and PA corporate functions continuing to play a key role in supporting our company’s success.

What will happen to the Hayward, CA manufacturing and R&D site? Given Amneal’s development footprint, will the site be closed?

At this time, no decisions have been made about Hayward or other Impax sites. We continue business as usual, with Hayward continuing to play a critical role in the manufacturing and development of high-

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quality Impax products. In the coming weeks, a pre-integration planning team comprised of functional leaders from Impax and Amneal will be formed to ensure the combined company represents the strengths of both companies. The manufacturing and R&D functional teams will be reviewing the development capabilities of both companies to provide suggestions about facility footprints that would be best suited for the combined company after the closing.

Does the Amneal + Impax announcement impact previously announced site closure plans?

We continue to proceed according to the timelines and agreements previously communicated for the Taiwan and Middlesex, NJ facility site closures. Previously communicated retention and severance benefits that were described within site closure announcements will remain in place.

General Announcement Questions

The media coverage makes it sound like Amneal is acquiring Impax. Who acquired whom?

Amneal and Impax announced a business combination agreement. Under this agreement, the two companies will combine to form a diversified pharmaceutical company with a robust U.S. generics business - ranked as the 5th largest by sales revenue - and a growing, high-margin specialty franchise. After the closing, Amneal holders will own over a majority of the voting power of the combined company. Paul Bisaro and Bryan Reasons, however, will continue as the combined company’s CEO and CFO, respectively, and will lead the management responsibilities of the combined company.

Are there restrictions on what information I can share with Amneal about Impax?

During the course of this transaction, you may learn confidential information relating to Amneal’s business and operations. Please do not disclose confidential or non-public information about Amneal with third parties or other Impax employees, or share such information about Impax with Amneal representatives, without first consulting a member of the Impax Legal team. We will continue to operate as separate companies until the closing. Please also do not make any mass written communications (e.g., including via email) about the proposed transaction without first discussing with Impax Legal and Internal Communications as such written communications may need to be filed pursuant to the rules of the Securities and Exchange Commission.

Where can I find more information?

We are committed to ongoing and transparent communications throughout the transaction. You can learn more about the Amneal + Impax combination on iNET. We will also provide updates through Town Halls, email memos, combination publications, etc. If you have questions, please continue to send them to CorpComm@impaxlabs.com. We will keep this document updated regularly on iNET.
Additional Information and Where to Find It
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication may be deemed to be solicitation material in respect of the proposed transaction between Impax Laboratories, Inc. (“Impax”) and Amneal Pharmaceuticals LLC (“Amneal”) pursuant to the Business Combination Agreement dated as of October 17, 2017 by and among Impax, Amneal, Atlas Holdings, Inc. (“Holdco”), and K2 Merger Sub Corporation. In connection with the proposed transaction, Holdco intends to file a registration statement

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on Form S-4, containing a proxy statement/prospectus, with the Securities and Exchange Commission (“SEC”). This communication is not a substitute for the registration statement, definitive proxy statement/prospectus or any other documents that Impax or Holdco may file with the SEC or send to stockholders in connection with the proposed business combination. INVESTORS AND SECURITY HOLDERS OF IMPAX ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.
Investors and security holders will be able to obtain copies of the registration statement, including the proxy statement/prospectus and other documents filed with the SEC (when available) free of charge at the SEC’s website, http://www.sec.gov. Copies of the documents filed with the SEC by Impax or Holdco will be available free of charge on Impax’s internet website at http://www.impaxlabs.com or by contacting Mark Donohue, Investor Relations and Corporate Communications at (215) 558-4526.
Participants in Solicitation
Impax, Amneal, Holdco and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Impax’s stockholders in respect of the proposed transaction. Information about the directors and executive officers of Impax is set forth in its proxy statement for its 2017 annual meeting of stockholders, which was filed with the SEC on April 5, 2017, and in its Annual Report on Form 10-K for the year ended Dec. 31, 2016. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus regarding the proposed transaction and other relevant materials to be filed with the SEC when they become available. You may obtain free copies of these documents as described in the preceding paragraph. This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.
Forward-Looking Statements
This communication includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are based on our beliefs and assumptions. These forward-looking statements are identified by terms and phrases such as: anticipate, believe, intend, estimate, expect, continue, should, could, may, plan, project, predict, will, target, potential, forecast, and the negative thereof and similar expressions. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the potential timing or consummation of the proposed transaction or the anticipated benefits thereof, including, without limitation, future financial and operating results. Impax cautions readers that these and other forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements. Important risk factors that could cause actual results to differ materially from those indicated in any forward-looking statement include, but are not limited to:

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(i) the ability to obtain shareholder and regulatory approvals, or the possibility that they may delay the transaction or that such regulatory approval may result in the imposition of conditions that could cause the parties to abandon the transaction, (ii) the risk that a condition to effecting the transaction may not be satisfied; (iii) the ability of Impax and Amneal to integrate their businesses successfully and to achieve anticipated synergies, (iv) the possibility that other anticipated benefits of the proposed transaction will not be realized, including without limitation, anticipated revenues, expenses, earnings and other financial results, and growth and expansion of the new combined company’s operations, and the anticipated tax treatment, (v) potential litigation relating to the proposed transaction that could be instituted against Impax, Amneal or their respective directors, (vi) possible disruptions from the proposed transaction that could harm Impax’s and/or Amneal’s business, including current plans and operations, (vii) the ability of Impax or Amneal to retain, attract and hire key personnel, (viii) potential adverse reactions or changes to relationships with clients, employees, suppliers or other parties resulting from the announcement or completion of the transaction, (ix) potential business uncertainty, including changes to existing business relationships, during the pendency of the business combination that could affect Impax’s or Amneal’s financial performance, (x) certain restrictions during the pendency of the transaction that may impact Impax’s or Amneal’s ability to pursue certain business opportunities or strategic transactions, (xi) continued availability of capital and financing and rating agency actions, (xii) legislative, regulatory and economic developments; (xiii) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as management’s response to any of the aforementioned factors; and (xiv) such other factors as are set forth in Impax’s periodic public filings with the SEC, including but not limited to those described under the headings “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Information” in Impax’s Form 10-K for the fiscal year ended December 31, 2016, in the Form S-4 filed by Holdco and in Impax’s other filings made with the SEC from time to time, which are available via the SEC’s website at www.sec.gov. While the list of factors presented here is, and the list of factors to be presented in the proxy statement are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on Impax’s or Amneal’s consolidated financial condition, results of operations, credit rating or liquidity. In light of these risks, uncertainties and assumptions, the events described in the forward-looking statements might not occur or might occur to a different extent or at a different time than Impax has described. All such factors are difficult to predict and beyond our control. All forward-looking statements included in this document are based upon information available to Impax on the date hereof, and unless legally required, Impax disclaims and does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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